Victory Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, Texas 75201

April 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Joyce Sweeney

Christine Dietz

Folake Ayoola

Jan Woo

Re:	Victory Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-253937

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Victory Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-253937), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the initial public offering described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Matthew Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3581, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James Lites
James Lites
Chief Executive Officer

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